Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of this Registration Statement on Form N-1A of our report dated February 20, 2008, relating to the financial statements and financial highlights that appear in the December 31, 2007 Annual Report to Shareholders of Lifetime Achievement Fund, which report is also incorporated by reference into the Registration Statement. We also consent to the reference to our firm under the headings “Financial Highlights” in the Prospectus and “Investment Advisory and Other Services” in the Statement of Additional Information.

GRANT THORNTON LLP

Chicago, Illinois

April 28, 2008